Exhibit 99.1

Press Release

For Immediate Release                  Contact:          D. Linn Wiley
                                                         President
                                                         Chief Executive Officer
                                                         (909)980-4030


         CVB Financial Corp. Announces Unfavorable Jury Verdict

     Ontario, California, May 8, 1998. CVB Financial Corp. (AMEX/CVB) today announced that a jury has awarded a judgment against its wholly owned subsidiary, Citizens Business Bank, in a civil action in the Superior Court of San Bernardino County, California. The lawsuit relates to the sale of real estate owned by the Bank.

The total amount of the judgment is approximately $3.7 million. This includes $2.1 million in compensatory damages and $1.6 million in punitive damages. Linn Wiley, President and Chief Executive Officer of CVB Financial Corp. said, "We are shocked and disappointed with the jury's verdict. We do not believe the verdict is supported by the facts, and it is inconsistent with other findings made by the jury in the trial. We intend to file a motion requesting the Court to either set aside the verdict or grant a new trial. In the event this motion is denied, we plan to file an appeal." A final judgement for the full amount would reduce the net earnings of the Company by approximately $2.2 million.

CVB Financial Corp. reported net earnings of $17.4 million for the year ending December 31, 1997. Net earnings for the first quarter ending March 31, 1998 were $4.8 million. Total assets were $1.3 billion, and stockholder's equity was $105.1 million.

Citizens Business Bank operates 23 offices in 19 cities throughout the Inland Empire, San Gabriel Valley and North Orange County. It is the largest bank headquartered in the Inland Empire region of Southern California. CVB Financial Corp. common stock is listed on the American Stock Exchange under the ticker symbol of CVB.
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